Exhibit 99.1

Implanting trust.	Centerpulse AG Andreasstrasse 15 CH-8050 Zurich
Tel +41 (0) 1 306 96 96
Fax +41 (0) 1 306 96 97
www.centerpulse.com
Media Release Date January 22, 2003 Page 1/2

NEWS    NEWS    NEWS    NEWS

Centerpulse Closes Sale of Heart Valve Business

Zurich, January 22, 2003—Centerpulse Ltd. announced today that it has closed the previously announced sale of its Carbomedics and Mitroflow mechanical and tissue heart valve business to Snia S.p.A. of Italy as planned. The closing of this transaction represents Centerpulse's successful exit from the cardiac devices market. The company is now to emphasize the core sectors of orthopedics, spine und dental implants.

Centerpulse had previously announced on November 27, 2002 the sale of Carbomedics and Mitroflow for total consideration of USD 116 million, plus the assignment to Centerpulse of a contractual right to payments of up to USD 28 million from ATS Medical. The USD 80 million cash portion of the consideration will be used to redeem a portion of the credit facility which Centerpulse used to finance the Class Action Settlement.

Centerpulse's subsidiaries develop, produce, and distribute medical implants and biological materials for orthopaedic, spinal, and dental markets worldwide. The product array includes artificial joints, dental implants, spinal implants and instrumentation.

SAFE HARBOR STATEMENTS UNDER THE U.S. PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995.
This report may contain forward-looking statements including, but not limited to, projections of future performance of materials and products, financial conditions, results of operations and cash flows, containing risks and uncertainties. These statements are subject to change based on known risks detailed from time to time in the Company's Securities and Exchange Commission filings and other known and unknown risks and various other factors which could cause the actual results or performance to differ materially from the statement made herein.

Implanting trust.
Media Release Date January 22, 2003 Page 2/2
Media Inquiries: Centerpulse Corporate Communications Beatrice Tschanz Phone +41 (0)1 306 96 46 Fax +41 (0)1 306 96 51 Mobile +41 (0)79 407 08 78 E-mail: press-relations@centerpulse.com	Erwin Schaerer Phone +41 (0)1 306 96 53 Mobile +41 (0)79 407 12 25 E-mail: press-relations@centerpulse.com
Investor Relations: Suha Demokan Phone +41(0)1 306 98 25 Fax +41(0)1 306 98 31 Mobile +41 (0)79 430 81 46 E-mail: investor-relations@centerpulse.com	Marc Ostermann Phone +41 (0)1 306 98 24 E-mail: investor-relations@centerpulse.com

        (Swiss Stock Market symbol: CEPN, New York Stock Exchange symbol: CEP)

Centerpulse news releases are available on the internet at: www.centerpulse.com